Impact Investing

Overview	Impact Stories	Key Markets	Investment Initiatives

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS
(1984-present)

538 Projects	179.4M hours of on-site union construction work created	117,667 housing and healthcare units nationwide, with 67% affordable housing	$13.5B in personal income including wages and benefits, with $6.8 billion for construction workers	$4.3B in tax revenues ($1.4 billion state/local and $2.9 billion federal)	$33.3B in total economic benefits	195,894 Total jobs generated across communities
Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.